Exhibit 11

Exhibit 11 Statement Re: Computation of Per Share Earnings
Net Income Available to Common Shareholders ($)	8,041,747
Total Weighted Average Common Shares Outstanding	1,534,610
Earnings Per Share ($)	5.24